NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA DRILLS 40 FEET GRADING 41 GRAMS PER TONNE GOLD
( 1.2 OUNCES PER TON ) AT COPPERSTONE

November 11, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report the initial results of its underground core drilling program which is underway at the Copperstone Project in Arizona. The Copperstone Project is 100% owned by Bonanza, subject to a sliding scale production royalty currently at 2%.

The first two drill holes were drilled to define the western margin of the D-Zone and predictably encountered lower grade gold mineralization. The third hole drilled encountered a 40 foot zone grading 41 grams per tonne gold (1.2 ounces per ton gold), including an interval 18 feet long grading 79 grams per tonne gold (2.3 ounces per ton of gold).

The following table is a summary of assay results for the first three underground core drill holes from the D-Zone drilling program; all holes were drilled on a 090 azimuth:

Drill Hole Number	Hole Length (feet)	Dip (o)	Recovery (%)	From - To (feet)	Interval Length (feet)	Gold Grade (opt)	Gold Grade (g/t)	Intercept Summary (feet and opt)
1	138	20	No Significant Mineralization Encountered

2	196.5	12	100.0	46.5 - 48.1	1.6	0.172	5.9
2			100.0	48.1 - 52.8	4.7	0.041	1.4
2			100.0	52.8 - 58.2	5.4	0.040	1.4
2			100.0	58.2 - 63	4.8	0.071	2.4	16.5' @ 0.062

2			92.0	79 - 83.5	4.5	0.312	10.7
2			80.0	83.5 - 88	4.5	0.075	2.6	9' @ 0.191

3	172	0.0	96.0	51 - 55.8	4.8	0.653	22.4
3			96.0	55.8 - 58	2.2	0.646	22.1
3			100.0	58 - 59.5	1.5	0.303	10.4	8.5' @ 0.590

3			100.0	100.4 - 104.5	4.1	0.257	8.8
3			90.0	104.5 - 108.2	3.7	0.569	19.5
3			95.0	108.2 - 114	5.8	3.116	106.8
3			100.0	114 - 116	2	2.756	94.5
3			100.0	116 - 120.4	4.4	1.263	43.3
3			100.0	120.4 - 125.3	4.9	2.393	82.0
3			100.0	125.3 - 130	4.7	0.433	14.8
3			96.0	130 - 134.6	4.6	0.014	0.5
3			92.0	134.6 - 136.4	1.8	0.182	6.2
3			100.0	136.4 - 140	3.6	0.685	23.5	39.6' @ 1.235

4	199	-5	ASSAYS PENDING

5		-15	DRILLING IN PROGRESS

To date three drill holes have been completed and assayed, with the forth hole completed and the resulting core currently being processed. The fifth drill hole is currently being drilled, and will be followed with the remainder of the planned 9,000 foot D-Zone Underground drill program.

Mr. Brian Kirwin, President and CEO stated: “These bonanza grades are a very encouraging indication of the potential of Copperstone to ultimately support a significant, extremely low cost gold mine. Exploration and development activities at Copperstone will continue to accelerate in the coming months.” This drilling program follows the recently completed expansion of underground drilling bays at the D-Zone. Prior to this expansion, a limited program of 8 core holes were drilled at the D-Zone. While preliminary assay results were encouraging, overall core recovery for the target horizons averaged 60%. In response to this, the drilling rig has been replaced with the current drilling rig, which has provided excellent recoveries and reliable samples.

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in the very high grade intervals in the core holes previously drilled from surface which currently define the D-Zone.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. The reported drill intercepts are drilled thicknesses, as more information is required to construct cross sections and determine true thickness, which will be reported in the future when the required information has been obtained through additional drilling. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by an international drilling contractor, Layne Christensen Company of Chandler, Arizona. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The core is NQ2 size, about 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to surface to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

The core is then logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 7 pounds. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site. Bonanza personnel transport the samples to America West Airlines’ airfreight desk at the regional airport at Lake Havasu City, Arizona.

America West Airlines transport the samples to the airport in Reno, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the channel samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold three times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these three assays for each sample. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional routine 16 duplicate, standard and blank assays were performed for the three drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 2- or 5-assay ton gold analysis. Both labs are ISO 9002 certified. Bonanza personnel deliver the samples to the check labs. A total of 45 samples for check assay have been delivered to these labs.

Additional information about Bonanza can be obtained at the company’s website: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023